Exhibit 99

January 5, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation

We would like to intimate the following:

1)

The Bank’s average advances under management (advances grossing up for inter-bank participation certificates, bills rediscounted and securitisation / assignment) were ₹ 28,639 billion for the December 2025 quarter, a growth of around 9.0% over ₹ 26,276 billion for the corresponding December 2024 period.

The Bank’s period end advances under management were approximately ₹ 29,460 billion as of December 31, 2025, a growth of around 9.8% over ₹ 26,839 billion as of December 31, 2024.

The Bank’s period end gross advances aggregated to approximately ₹ 28,445 billion as of December 31, 2025, a growth of around 11.9% over ₹ 25,426 billion as of December 31, 2024.

2)	The Bank’s average deposits were ₹ 27,524 billion for the December 2025 quarter, a growth of around 12.2% over ₹ 24,528 billion for the corresponding December 2024 period.

The Bank’s average CASA deposits were ₹ 8,984 billion for the December 2025 quarter, a growth of around 9.9% over ₹ 8,176 billion for the corresponding December 2024 period.

The Bank’s average time deposits were ₹ 18,539 billion for the December 2025 quarter, a growth of around 13.4% over ₹ 16,352 billion for the corresponding December 2024 period.

The Bank’s period end deposits were approximately ₹ 28,595 billion as of December 31, 2025, a growth of around 11.5% over ₹ 25,638 billion as of December 31, 2024.

The Bank’s period end CASA deposits were approximately ₹ 9,610 billion as of December 31, 2025, a growth of around 10.1% over ₹ 8,727 billion as of December 31, 2024.

The Bank’s period end time deposits were approximately ₹ 18,985 billion as of December 31, 2025, a growth of around 12.3% over ₹ 16,911 billion as of December 31, 2024.

3)	Key business volumes are as under:

Key figures (₹ billion)	31-Dec-24	31-Mar-25	30-Sep-25	31-Dec-25	YoY
Advances under management*
Average	26,276	26,955	27,946	28,639	9.0%
Period end	26,839	27,733	28,688	29,460	9.8%

Gross advances - Period end	25,426	26,435	27,692	28,445	11.9%

Deposits - Average	24,528	25,280	27,105	27,524	12.2%
CASA deposits	8,176	8,289	8,770	8,984	9.9%
Time deposits	16,352	16,991	18,335	18,539	13.4%

Deposits - Period end	25,638	27,147	28,018	28,595	11.5%
CASA deposits	8,727	9,446	9,492	9,610	10.1%
Time deposits	16,911	17,702	18,526	18,985	12.3%

*	gross of inter-bank participation certificates, bills rediscounted and securitisation / assignment

The results of the Bank as of December 31, 2025, will be subject to a limited review by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight